August 1, 2019

Richard Hylen
Chief Executive Officer
Simlatus Corp.
175 Joerschke Drive, Suite A
Grass Valley, CA 95945

       Re: Simlatus Corp.
           Information Statement on Pre14C
           Filed on July 24, 2019
           File No. 000-53276

Dear Mr. Hylen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Information Statement on Pre14C, Filed on July 24, 2019

General

1. Please revise to clarify that the purpose for the increase in authorized common shares is pursuant to note-holder requirements to maintain the required share reserves under each of your notes outstanding, as disclosed in your Form 8-K filed on July 24, 2019. When you revise, please explain under "Purpose of the Amendment of the Articles" how the share increase "better reflects the nature of the Company's anticipated operations."
2. Provide quantified disclosure regarding the impact of the increase in authorized shares of common stock that will result from the amendment to the articles of incorporation. In this regard, disclose the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. Then disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is Richard Hylen
Simlatus Corp.
August 1, 2019
Page 2
      effective. Consider providing this information in tables. Please note that shares reserved for specific purposes would includes shares to be issued upon conversion of notes, warrants and preferred stock. It would also include shares issuable pursuant to current and planned acquisitions.
3. With respect to the number of authorized shares reserved for issuance, we note that your outstanding convertible notes are convertible into common stock based upon a discount to the market price of your common stock at the time of conversion. Therefore, the number of shares into which the notes are convertible varies with the market price of your common stock. So that shareholders may better understand the uncertain and dilutive effect of these notes, please disclose the following:

          The amount of outstanding convertible debt;
          The range of discounts from the market price that are used to determine the various conversion prices;
          That the lower the stock price at the time of conversion, the more shares the noteholders will receive upon conversion;
          Whether or not there is a floor to the conversion price and, if not, that there is no limit on the number of shares you may have to issue upon conversion;
          A table that shows the number of shares that could be issued upon conversion based upon a reasonable range of market prices that include market prices 25%, 50% and
          75% below the most recent actual price; and If different, the number of authorized shares you are required to reserve for conversion
          of the notes under the note agreements.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415,or Kathleen Krebs, Special
Counsel, at 202-551-3350, with any questions.



                                                              Sincerely,
FirstName LastNameRichard Hylen
                                                              Division of
Corporation Finance
Comapany NameSimlatus Corp.
                                                              Office of
Telecommunications
August 1, 2019 Page 2
cc:       Callie Jones
FirstName LastName